Mail Stop 4561
								September 23, 2005

Ms. Nancy S. Wise
Chief Financial Officer
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

Re:	Four Oaks Fincorp, Inc.
	Form 10-K for the fiscal year ended
	December 31, 2004
	Forms 10-Q for quarterly periods ended
	March 31, 2005 and June 30, 2005
      File No.  000-22787

Dear Ms. Wise:

      We have reviewed your filings and have the following comment.
Please respond to this comment and be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For The Fiscal Year Ended December 31, 2004

Note I - Derivatives
Interest Rate Risk Management-Cash Flow Hedging Instruments, page
47

1. You disclose that an outstanding interest rate swap agreement used to hedge variable rate loans requires the company to make payment at a variable rate determined by a specified index (prime) in exchange for receiving payments at a fixed rate. The prime rate is not included in the definition of benchmark interest rate and therefore may not be designated as the hedged risk in a hedge of interest rate risk. Refer to paragraph 17 of Appendix A of SFAS 138 Basis For Conclusions (Unamended) and tell us how you determined that hedge accounting under SFAS 133/138 was appropriate.

      Please respond to this comment within ten business days or tell us when you will respond. Please furnish a cover letter that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3490 if you have questions regarding our comment on the financial statements and related matters.



							Sincerely,


							Donald Walker
							Senior Assistant Chief
Accountant
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Ms. Nancy S. Wise
Chief Financial Officer
Four Oaks Fincorp, Inc.
September 23, 2005
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